August 18, 2014

Stephen Turner

Chairman of the Board
Protea BioSciences

955 Hartman Run Rd.
Morgantown, WV 26507

Dear Steve,

Please accept this letter to effect the tendering of my resignation as a member of the board of directors of Protea BioSciences. I wish the company best wishes on a go-forward basis and am willing to continue to help the company in whatever capacity is most helpful.

Sincerely

/s/ Thijs Spoor__________

Johan M (Thijs) Spoor